Sanofi-aventis to Acquire Oenobiol,

French Leader in Nutritional Beauty

Supplements

Paris, France – October 30, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has entered into an agreement to acquire the company Laboratoire Oenobiol (“Oenobiol”), the French leader in nutritional, health and beauty supplements.

Created in 1985, Laboratoire Oenobiol first became famous with the introduction in 1989 of Oenobiol Solaire®, a nutritional supplement that protects the skin and favours a better suntan by activating melanin synthesis. Following this successful launch, Oenobiol went on to develop a wide offering of nutritional supplements for skin and hair care, as well as a range of slimming aids and products for the menopause. In 2009, Oenobiol had a turnover of 57.2 million Euros, 85% of which was in France and 15% in other countries, primarily in Italy, Spain, Belgium, Poland and Portugal.

“The acquisition of Oenobiol will complete and reinforce our presence on the French market and is fully in line with sanofi-aventis’ strategy to become a global and diversified healthcare leader”, declared Nicolas Cartier, General Manager of sanofi-aventis France. “This emblematic brand is well-known and conveys an image of quality and trust, with a strong scientific backing. We are very happy to welcome the women and men of Laboratoire Oenobiol into the sanofi-aventis family, to benefit from their skills while giving them access to sanofi-aventis’ healthcare expertise and development resources” he added.

Dr. Marie Béjot, nutritionist and founder of Laboratoire Oenobiol, will remain highly involved in the strategy and development of the Oenobiol line. She will co-lead a Strategic Committee and a Nutritional Supplement Development Committee within sanofi-aventis.

“Today more than ever, nutrition has a major role to play in preventing disease and improving public health” said Dr. Marie Béjot. “With this in mind, Oenobiol aims to become the European leader in nutritional supplements for health and beauty, thanks to the synergies created with sanofi-aventis.”

The closing of the transaction is expected to happen in the fourth quarter of 2009, subject to the clearance of antitrust authorities.

About Oenobiol

Oenobiol was created in 1985 by a nutritionist, Dr. Marie Béjot, who wanted to meet her patients’ needs. That is how Oenobiol Solaire®, the most well-known of the company’s products, was launched, opening the market segment for nutritional beauty supplements. Today, Oenobiol is the French leader in nutritional beauty supplements. In order to address new identified needs, the company researches and develops a new range of health products. Oenobiol supplements are scientifically approved products and are manufactured according to pharmaceutical standards. Oenobiol operates in France and internationally.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

In France, sanofi-aventis – a major and long time player in the French pharmaceuticals industry—offers a complete range of health care products: innovative treatments, more traditional medicines, over-the-counter drugs, generic products and vaccines. The company plays a major economic role in France and its regions, with nearly 40 sites located across France and representing the entire drug sector, from R&D to production, testing, logistics and sales. Sanofi-aventis is also committed to working with other health care actors in multidisciplinary partnerships to develop ‘close to home’ actions to share and transmit its knowledge to the widest possible audience.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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